DENTONIA RESOURCES LTD.

TSX-V : DTA

P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

June 27, 2008

For Immediate Release

Completion of Private Placement Extended

Further to its news release of May 16, 2008, Dentonia Resources Ltd. (the "Company") has not closed the private placement announced but is still proceeding with this non-brokered private placement to raise up to $1,000,000 by the issuance of 20 million units at a price of $0.05 per unit.

Each unit will consist of one common share of the Company and ½ of a non-transferable share purchase warrant. One whole warrant will entitle the holder to purchase one additional share of the Company for up to 24 months after closing of the placement.

The warrant exercise price will be $0.10 during the first 12 months and $0.15 thereafter from the date of closing.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.